UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities and Exchange Act of 1934
(Amendment No. 3 )(†)

AMERISTAR CASINOS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
03070Q 10 1
(CUSIP Number)
PETER C. WALSH
3773 HOWARD HUGHES PARKWAY, SUITE 490S
LAS VEGAS, NEVADA 89169
(702) 567-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 27, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(†) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	03070Q 10 1	SCHEDULE 13D/A	PAGE	2	OF	8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of Craig H. Neilsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		31,528,400

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		31,528,400

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,528,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	54.1%

14	TYPE OF REPORTING PERSON*

	OO — (2)
(1) The securities beneficially owned by the Estate of Craig H. Neilsen (the "Estate") were acquired as a result of the death of Craig H. Neilsen on November 19, 2006. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen's death. Therefore, this item is not applicable.
(2) The Reporting Person is an estate to which the securities reported herein passed upon the death of Craig H. Neilsen.

CUSIP NO.	03070Q 10 1	SCHEDULE 13D/A	PAGE	3	OF	8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ray H. Neilsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		204,169 (4)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,528,400 (5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		204,169 (4)

WITH	10	SHARED DISPOSITIVE POWER

31,528,400 (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,732,569

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.5%

14	TYPE OF REPORTING PERSON*

IN
(3) Ray H. Neilsen is a co-personal representative and co-executor of the Estate. The securities beneficially owned by the Estate were acquired as a result of the death of Craig H. Neilsen. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen’s death. Therefore, this item is not applicable.
(4) Includes 130,963 shares subject to options exercisable within 60 days. These options have been granted pursuant to standard Company option plans.
(5) Includes 31,528,400 shares held by the Estate.

CUSIP NO.	03070Q 10 1	SCHEDULE 13D/A	PAGE	4	OF	8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gordon R. Kanofsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (6)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		60,500 (7)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,984,084 (8)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		60,500 (7)

WITH	10	SHARED DISPOSITIVE POWER

31,984,084 (8)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,044,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.0%

14	TYPE OF REPORTING PERSON*

IN
(6) Gordon R. Kanofsky is a co-personal representative and co-executor of the Estate. The securities beneficially owned by the Estate were acquired as a result of the death of Craig H. Neilsen. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen’s death. Therefore, this item is not applicable.
(7) Consists of 60,500 shares that may become distributable to Mr. Kanofsky within 60 days under certain circumstances with respect of vested restricted stock units. These restricted stock units have been granted pursuant to standard Company compensation plans.
(8) Includes 31,528,400 shares held by the Estate. Also includes 64,381 shares held by the Kanofsky Family Trust Dated January 27, 1998 (the “Kanofsky Trust”), of which Mr. Kanofsky and his spouse are co-trustees, and 391,303 shares subject to options which are exercisable within 60 days, which options are also held by the Kanofsky Trust. These options have been granted pursuant to standard Company option plans.

CUSIP NO.	03070Q 10 1	SCHEDULE 13D/A	PAGE	5	OF	8 PAGES
     This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on October 22, 2007, and Amendment No. 2 thereto, filed with the SEC on June 2, 2008 (together, the “Schedule 13D”), by the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Ameristar Casinos, Inc., a Nevada corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
ITEM 4. PURPOSE OF TRANSACTION.
Item 4 of the Schedule 13D is hereby amended to include the following information:
     On February 27, 2011, the Co-Representatives, on behalf of the Estate, entered into a binding agreement with the Company (the “Letter Agreement”), pursuant to which, among other things, the Estate has agreed to sell to the Company 26,150,000 Shares at a price of $17.50 per Share (the “Repurchase Transaction”). The Letter Agreement also specifies certain terms and conditions with respect to the Repurchase Transaction and requires the Estate and the Company to negotiate in good faith and execute a definitive agreement with respect to the Repurchase Transaction. The foregoing summary of the Letter Agreement is qualified by reference to the actual text of the Letter Agreement. A copy of the Letter Agreement is filed as Exhibit 2 hereto and is hereby incorporated by reference in its entirety in response to this Item 4.
     Upon the consummation of the Repurchase Transaction, the Co-Representatives intend to use a portion of the proceeds thereof to pay the balance of the estate taxes due from the Estate, which will facilitate the completion of the administration of the Estate and the eventual distribution of the remaining Shares and other assets of the Estate to the beneficiaries of the Estate, including The Craig H. Neilsen Foundation.
     The Co-Representatives intend to continue to review and evaluate on an ongoing basis the Estate’s holdings of the Shares not included in the Repurchase Transaction. Such review and evaluation will include various factors deemed relevant by the Co-Representatives, including factors specific to the Estate and its distributees. The Co-Representatives may in the future exercise any and all of the rights of the Estate and each of the Co-Representatives as shareholders of the Company in a manner consistent with their respective equity interests. Depending on their evaluation of the factors deemed relevant by them, the Co-Representatives may take such actions with respect to the Shares and others shares of Common Stock beneficially owned by them as they deem appropriate in light of circumstances existing from time to time. Such actions may involve one or more of the matters described in subparagraphs (a) through (j) of this Item 4.
     Except as amended hereby, the information previously disclosed in response to Item 4 of the Schedule 13D remains in full force and effect.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5(c) of this Schedule 13D is hereby amended to include the following information:
(c)	During the 60 days immediately preceding the date of this Amendment No. 3, the Estate effected no transactions in the Common Stock. On January 3, 2011, Mr. Neilsen received 699 shares of Common Stock at no charge upon the vesting of previously issued restricted stock units, net of 386 shares that were withheld by the Company to satisfy his tax withholding liability. On January 3, 2011, Mr. Kanofsky received 1,544 shares of Common Stock at no charge upon the vesting of previously issued restricted stock units, net of 916 shares that were withheld by the Company to satisfy his tax withholding liability. Mr. Kanofsky immediately gifted such shares to the Kanofsky Trust.

CUSIP NO.	03070Q 10 1	SCHEDULE 13D/A	PAGE	6	OF	8 PAGES
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 of this Schedule 13D is hereby amended to include the following information:
     The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 6.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.
Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

2	Letter Agreement, dated February 27, 2011, by and between the Estate of Craig H. Neilsen and Ameristar Casinos, Inc. (filed herewith)

CUSIP NO.	03070Q 10 1	SCHEDULE 13D/A	PAGE	7	OF	8 PAGES
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 1, 2011

ESTATE OF CRAIG H. NEILSEN
By:	/s/ RAY H. NEILSEN
	Name:	Ray H. Neilsen
	Title:	Co-Personal Representative

By:	/s/ GORDON R. KANOFSKY
	Name:	Gordon R. Kanofsky
	Title:	Co-Personal Representative

/s/ RAY H. NEILSEN
RAY H. NEILSEN

/s/ GORDON R. KANOFSKY
GORDON R. KANOFSKY

CUSIP NO.	03070Q 10 1	SCHEDULE 13D/A	PAGE	8	OF	8 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of December 15, 2006, by and among the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky with the SEC on December 15, 2006).

2	Letter Agreement, dated February 27, 2011, by and between the Estate of Craig H. Neilsen and Ameristar Casinos, Inc. (filed herewith)